February 7, 2007

Via EDGAR and Federal Express

Ms. Raquel Howard
Staff Accountant
United States Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Averox Inc.
            Item 4.01 on Form 8-K Amendment No. 2
            Filed January 18, 2007
            File No. 0-28867

Dear Ms. Howard,

Set forth below is the response of Averox Inc. (the "Company") to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated January 25, 2007 (the "Comment Letter"), concerning the referenced Current Report on Form 8-K filed on November 14, 2006 and amended on each of November 16, 2006, January 18, 2007 and January 18, 2007. For your convenience and to facilitate your review, we have set forth herein the comments contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our" refer to the Company.

1) We note your disclosure that you had determined not to engage Kabani & Company, Inc. as your new accountants, stating that the engagement was limited to Pearl Consulting FZ-LLC (Pearl Dubai) and was not extended to Averox, Inc. We note that you reported the consummation of a reverse acquisition and that Pearl Dubai became your wholly-owned subsidiary. In a merger accounted for as a reverse acquisition, a change in accountants occurs unless one accountant audited the financial statements of both parties to the merger, and in most cases, issuers engage the auditor of the accounting acquires as their new certifying accountant. If you do not intend to engage Kabani & Company, Inc. as you new certifying accountant, tell us when you expect to engage a new independent accountant.

      We complied with your request and filed an amendment to Item 4.01 Form 8-K on February 7, 2007 indicating that we have engaged Morgenstern, Svoboda & Baer, CPA, P.C. as our independent certified accountant on January 4, 2007.

If you have any additional questions regarding our response, please feel free to call me (212-940 8555).

                                                    Sincerely,

                                                    /s/ Paul Pollock

                                                    Paul Pollock

cc: Salman Mahmood

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